

August 3, 2010

Michael Jamieson
MAM Software Group, Inc.
c/o Incorporating Services, Ltd.
3500 South DuPont Highway
Dover, DE 19901

> **Re: MAM Software Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2010**
> **File No. 333-167483**

Dear Mr. Jamieson:

We have reviewed your amended filing and have the following comment.

General

1.   We note your response to prior comment 3. As you know, the term "offer" is broadly defined in the Securities Act and has been liberally construed by the courts and the Commission. Refer to SEC Releases 33-8359, 33-5180 and 33-8591. Please provide a more detailed legal analysis as to whether your pre-filing discussions with Mr. Mamanteo and Wynnefield Capital constituted an offer under Section 2(a)(3) of the Act and whether Wynnefield Capital should be identified as an underwriter.

If you have any questions regarding our comment, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (212) 980-5192
David E. Danovitch, Esq.
Gersten Savage LLP